SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J. No 42.150.391/0001-70
NIRE 29300006939
PUBLIC COMPANY
MINUTES OF THE ORDINARY GENERAL AND OF THE EXTRAORDINARY
SHAREHOLDERS MEETING
HELD MARCH 31, 2005

1. DAY AND TIME: March 31, 2005, 10:30 a.m., beginning at 11:00 a.m., taking into account the time taken up to check the powers of attorney of the stockholders owning preferential shares who attended the meeting. 2. LOCATION: the headquarters of the company, located at Rua Eteno, no 1561, Complexo Petroquímico de Camaçari, CEP 42.810 -000 in the Municipality of Camaçari in the State of Bahia. 3. SUMMONS NOTICE: Summons Notice published in compliance with the provisions of art. 124 of Law no. 6.404/76, on March 15, 16 and 17, in the “Official Gazette of Record of the State of Bahía”, in the newspaper A Tarde and it was also published on these same dates, pursuant the instructions nos. 02/78 and 207/94 issued by the CVM, and in order to get wider exposure, also published in the newspapers Gazeta Mercantil and Valor Econômico. 4. PUBLICATIONS: (i) Relevant Facts to comply respectfully with Instructions nos. 358/2002 and 319/1999 laid down by CVM and published in the Official Gazette of Record of the State of Bahía, in its March 16, 2005 edition, in the newspapers A Tarde, Gazeta Mercantil and Valor Econômico in their March 15, 2005 editions, (ii) the advertisements referred to by the header of art. 133 of Law no. 6.404/76, published in the Official Gazette of Record of the State of Bahía, in its February 17, 2005 edition, and in the newspapers A Tarde, Gazeta Mercantil and Valor Econômico, in their February 16, 2005 editions; (iii) the documents referred to by art. 133 of Law no. 6.404/76, which were published in toto in the Official Gazette of Record of the State of Bahía in the newspaper A Tarde, in their February 18, 2005 edition, and in a summarized fashion in newspapers Gazeta Mercantil and Valor Econômico, in their February 18, 19 and 20, 2005 editions, pursuant CVM Instruction no. 207/94. 5. PRESENCE: Stockholders representing over 89% of the voting stock of the Company, as it may be seen from the signatures appended below, as well as affixed on the Stockholders Attendance Book. Pursuant the provisions of Law no. 6.404/76, art. 134, paragraph 1st., there were also in attendance the Director, Mr. Maurício Roberto Carvalho Ferro and Mr. Luciano Jorge Moreira Sampaio Júnior, enrolled in the CRCBA under no. 018.245 -O1, representing the specialized company PricewaterhouseCoopers Auditores Independentes; and, pursuant art. 164, by Mr. Manoel Mota Fonseca, a member of the Fiscal Council of the Company. There also attended the stockholders owning preferential shares, as it may be ascertained through the signatures affixed in the Stockholders Attendance Book. 6. COMPOSITION OF THE PRESIDING BOARD: President: Marcelo André Lajchter and as Secretary: Ana Patrícia Soares Nogueira, chosen as envisaged in art. 17 of the Social by-laws. 7. OPINIONS OF THE FISCAL COUNCIL: The Fiscal Council of the Company, through its Opinions issued on February 15, 2005 and March 14, 2005 respectively, was favorable to the approval by the Ordinary General and Extraodinary Shareholders Meetings: a) regarding the Financial Statements and other documents regarding the destination of the revenues deriving from the fiscal year ending on December 31, 2004; b) the proposal to incorporate Odebrecht Química S.A. by the Company, and the documents providing the necessary grounds for this corporate operation; c) of the proposal to reverse split the shares and the resulting change in the Capital Stock of the Company, as well as the split of the American Depositary Shares. 8. AGENDA: I) ORDINARY GENERAL SHAREHOLDERS MEETING – 01) Examination of, discussion and voting of the Management Report and the respective Management Accounts and Financial Statements containing the Explanatory Notes regarding the fiscal year ending on December 31, 2004; 02) Approval of the Capital Budget justifying the proposal to allocate the revenues from the fiscal year ending on December 31, 2004; 03) Approval of the destination of the revenues for fiscal year ending December 31, 2004; 04) Election of the members of the Fiscal Council; II) EXTRAORDINARY SHAREHOLDERS MEETING – 01) Election of the Members of the Board of Directors taking into account the resignations tendered; 02) The determination of the overall, annual compensation to be paid the administrators; 03) The approval and ratification of the appointments and the hiring accomplished by the administrators of the Company of the specialized company to be responsible for the elaboration of the evaluation report on Odebrecht Química S.A. (“the Incorporated Company”); 04) The examination, discussion and approval of the documents regarding the incorporation operation of the Incorporated Company; 05) approval of the incorporation of the Incorporated Company without any increase in its capital stock; 06) Approval of the proposal to reverse split the shares of the company at the rate of 250 (two hundred and fifty) shares of each type and class for each 01 (one) share of each type and class, and the deliberation regarding the treatment to be given the share fractions resulting thereof; 07) Approval of the changes to article 4 and its first paragraph of the Social Bylaws of the Company to make it reflect the changes in the number of shares deriving from the reverse split; 08) Approval of the split operation of the American Depository Shares (“ADS”s) of the Company, at the rate of 2 ADSs for each existing ADS. 9. DELIBERATIONS: The subject matter listed on the Agenda were put up for discussion and voting, and the following resolutions were taken unanimously by those attending, with the caveat that that stockholders The Master Trust Bank of Japan, LTD., Bell Atlantic Master Pension Trust, State of Wisconsin Investment Board Master Trust, Teacher Retirement System of Texas, Fidelity Advisor Series VIII: Latin America Fund, Fidelity Latin America Fund, Fidelity Inv. Trust Lat. America Fund, Fidelity Fund – Latin America Fund only voted item 9.1.5. infra, and also with the caveat that stockholders Fundo Fator Sinergia II FIA, Fox FIA, Fundo de Investimento em Ações Guararapes, Fator Plural Balanceado FIF, Fator Plural Alpha FIA, Fator Marajó FIA, Plural Fundo de Investimento em Ações Livre, Fundo de Investimento em Ações Plural Jaguar, Plural Institucional F.M.I.A., Carteira Livre refrained from voting all the subject matters listed on the Agenda, except for item 9.1.5 infra, and the specific abstentions from some shareholders, as identified in the items infra. 9.1. ORDINARY GENERAL SHAREHOLDERS MEETING: 9.1.1. To sanction the elaboration of unique minutes regarding these Shareholders Meetings in a summary form, as well as their publication leaving out the signature of the stockholders that were in attendance, pursuant art. 130 and its paragraphs of Law no. 6.404/76; 9.1.2. FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT – to sanction without any reservations, and with the abstaining vote from those legally prevented from voting, of the Report, of the Management Accounts, of the Financial Statements and of the respective Explanatory Notes regarding the fiscal year ended on December 31, 2004, as well as the opinions regarding the former issued by PricewaterhouseCoopers Auditores Independentes, the independent auditors and by the Fiscal Council; 9.1.3) CAPITAL BUDGET - to sanction the capital budget prepared by Management justifying the proposal to allocate the net profits obtained during the fiscal year ending on December 12, 2004, which, after having been initialed by the members of the presiding board shall be archived at the headquarters of the Company, there being recorded the abstention of stockholder Fundação Petrobrás de Seguridade Social – PETROS in regards to this matter; 9.1.4) THE DESTINATION OF THE RESULTS FOR THE FISCAL YEAR - to sanction the destination of the net profits obtained during the fiscal year ending on December 31, 2004, in the amount of R$692.679.354.92 (six hundred and ninety two million, six hundred and seventy-nine thousand, three hundred and fifty-four reais and ninety-two centavos) as follows: a) R$34.633.967,75 (thirty-four million, six hundred and thirty-three thousand, nine hundred and sixty-seven reais and seventy-five centavos) to be put into Legal Reserves; b) R$170.000.000,00 (one hundred and seventy million reais) to pay Interest over the Capital owned by the stockholders of the Company, pursuant the resolution taken during the Board of Directors Meeting held on February 12, 2004, and during the Meeting of the Directors held on December 31, 2004, being ratified herein, of which R$136.023.953,75 (one hundred and thirty-six million, twenty-three thousand, nine hundred and fifty-three reais and seventy-five centavos) are owed to the stockholders owning preferred Class “A” and “B” shares, and the holders of the American Depositary Receipts (“ADRs”), which are equipollent to the gross amount of R$2.255639 (two reais and twenty-five cents and a fraction) for each block of one thousand shares and for each ADR, and R$33,976,046.25 (thirty-three million, nine hundred and seventy-six thousand, forty-six reais and twenty-five centavos) owed to the stockholders owning common shares, which corresponds to the gross amount of R$1.124475 (one real, twelve centavos and a fraction) for each block of one thousand shares, the payment whereof shall be made until April 12, 2005); c) R$34.178.097,63 (thirty-four million, one hundred and seventy-eight thousand, ninety-seven reais and sixty-three centavos) to pay dividends to the stockholders owning common stock shares, which corresponds to the gross amount of R$1.131163 (one real and thirteen centavos and a fraction) for each block of one thousand shares, the payment whereof shall be made on April 12, 2005; c) R$34.178.097,63 (thirty-four million, one hundred and seventy-eight thousand, ninety-seven reais and sixty-three centavos) to pay dividends to stockholders owing common shares, which corresponds to the gross amount of R$1.131163 (one real, thirteen centavos and a fraction thereof) for each block of one thousand common shares, so as to comply with the provisions of the first part of sub-item “c” of art. 9, and sub-item “a” of paragraph 3 or art. 44 of the Company By-Laws, the payment whereof shall be made until April 12, 2005; d) R$454,551,009.70 (four hundred and fifty-four million, five hundred and fifty-one reais and seventy centavos) to be placed in the Earned Income account, as per the justifications listed in the Capital Budget, approved in item 9.1.3. above; and e) to declare that, (i) by allocating the amount of the dividends referring to the interest payable over the capital belonging to the shareholders referring to preferred “A” and “B” shares, pursuant the procedures that have been envisaged in paragraph 6 of art. 44 of the Company By-Laws, said shares have been paid non-cumulative dividends of 6% on a full priority basis over the unit price of the share, as envisaged in sub-item “a” of art. 9, and paragraph 3 or art. 44 of the Company By-Laws; (ii) taking into account the amounts payable as interest over the capital owned by the stockholders, and the dividends determined to be paid herein, the common stock shares have also been paid a 6% dividend over the unit price of the share, as envisaged in the first part of sub-item “c” of art. 9, and sub-item “a” of paragraph 3 of art. 44 of the Company By-Laws; 9.1.5. ELECTION OF THE MEMBERS OF THE FISCAL COUNCIL – taking into account the provisions of art. 40 of the Company By-Laws, as well as those of paragraph 4 of art. 161 of Law no. 6.404/76, to elect the following tenure and deputy members of the Fiscal Council of the Company, for a one (01) year mandate that shall begin on this date, and it shall end upon the holding of the Annual Stockholders Meeting, which shall evaluate the accounts of the of the administrators regarding the fiscal year to end on December 31, 2005, by stockholders FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL –PETROS, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL –PREVI, PETROBRÁS QUÍMICA S.A. – PETROQUISA, The Master Trust Bank of Japan, LTD., Bell Atlantic Master Pension Trust, State of Wisconsin Investment Board Master Trust, Teacher Retirement System of Texas, Fidelity Advisor Series VIII: Latin America Fund, Fidelity Latin America Fund, Fidelity Inv. Trust Lat. America Fund, Fidelity Fund – Latin America Fund in the quality of the stockholders owning preferred shares, Mr. MARCOS ANTONIO SILVA MENESES, Brazilian, judicially separated, an accountant by profession, bearer of ID Card RG no. 035286/0-1, enrolled in the CPF/MF under no. 270.125.147 -87, resident and domiciled in Rio de Janeiro, RJ, with business address at Av. República do Chile, no. 65, 3rd. floor, Rio de Janeiro, RJ, CEP 20.031 -912, as member and Mr. SERGIO JOSÉ DE BARROS, Brazilian, married, an accountant by profession, bearer of ID Card RG. No. 058164-6, issued by CRC-RJ, and enrolled in the CPF/MF under no. 843.232.997 -53, resident and domiciled in Rio de Janeiro, RJ, having his business address at Av. República do Chile, nº 65, 3º andar, Rio de Janeiro/RJ, CEP. 20.031 -912, as an alternate member; by stockholders NORDESTE QUÍMICA S.A. – NORQUISA, Odebrecht S.A. and ODBPAR INVESTIMENTOS S.A., in the quality of controlling stockholders as members, and Mr. ISMAEL CAMPOS DE ABREU, Brazilian, married, an accountant by profession, bearer of ID Card RG no. 716.820 SSP/BA, enrolled in the CPF/MF under no. 075.434.415 -00, resident and domiciled at Rua Piatã, quadra 7, lote 5, Condomínio Jardim Piatã, Salvador/BA, CEP. 41.680 -180; Mr. MANOEL MOTA FONSECA, Brazilian, judicially separated, a lawyer by profession, bearer of ID Card RG no. 3.662.756 -SSP/RJ, enrolled in the OAB/BA under no. 503-B, and in the CPF/MF under no. 019.638.218 -15, resident and domiciled at Rua Jurataí, nº 135, São Cristóvão, Salvador/BA, CEP 41.500 -010; Mr. WALTER MURILO MELO DE ANDRADE, Brazilian national, married, a lawyer by profession, bearer of ID Card RG no. 2.155.900 -74-SSP/BA, enrolled in the OAB/BA under no. 9745, and in the CPF/MF under no. 363.477.285 -91, resident and domiciled at Rua Miguel Camizares, nº 297, apto. 1.102, Pituba, Salvador/BA, CEP 41.820 -210; and Mr. TARCÍSIO LUIZ SILVA FONTENELE, Brazilian national, married, a lawyer by profession, bearer of ID Card 5919 OAB/DF, enrolled in the CPF/MF under no. 265.672.021 -49, resident and domiciled at SHIS, Bloco 14, conj. 01, casa 11, Lago Norte, Brasília-DF, CEP. 71.530 -015; and as alternate members, Mrs. ANNA CECÍLIA DE M. C. DUTRA DA SILVA, Brazilian national, married, a lawyer by profession, enrolled in the OAB/RJ under no. 109.760 and in the CPF/MF under no. 071.534.527 -37, with business office at Avenida Juscelino Kubitschek, nº 50, 4º andar, São Paulo/SP, CEP. 04543-000; and MARIA CLÁUDIA FREITAS SAMPAIO, Brazilian, married, a business administrator, bearer of ID Card RG no. 02.499.999 -78-SSP/BA enrolled in the CPF/MF under no. 429.659.005 -78, resident and domiciled at Rua Amazonas, nº 829, apt° 1.502, Pituba, Salvador/BA, CEP 41.830 -380; MARCELO ANDRÉ LAJCHTER, Brazilian, married, a lawyer by profession, bearer of ID Card 8.561.440 -2-IFP/RJ, enrolled in the OAB/RJ under no. 86.596 and enrolled in the CPF/MF under no. 005.622.617 -96, resident and domiciled at Rua Eduardo Guinle, nº 55, Bloco I, apto. 503, Botafogo, Rio de Janeiro/RJ, CEP 22.260 -090; and JOÃO BOSCO DE OLIVEIRA SANTOS, Brazilian, an accountant by profession, bearer of ID Card RG no. 8801 CRC/DF, enrolled in the CPF/MF under no. 513.791.476 -20, resident and domiciled at SQN 212, Bloco F, apto. 209, Asa Norte, Brasília/DF, CEP. 70.864 -000. The members of the Fiscal Council hereby elected shall take office on this date having presented in writing representations pursuant to law and pursuant the provisions of art. 37, item III of Law no. 8.934, dated November 18, 1984, according to the text contained in art. 4 of Law no. 10.194 dated February 14, 2001, stating that they are not prohibited from doing business or from managing mercantile companies as result of any criminal sentences, and, pursuant CVM Instruction no. 358, dated January 03, 2002, they have also represented in writing, pursuant said Instruction, said representations having been filed at the headquarters of the Company. It has also been determined that each member of the Fiscal Council in the exercise of his/her functions shall have a compensation of R$4,100.00 (four thousand and one hundred reais) per month, or up to the limit envisaged by paragraph 3 or Art. 162 of Law 6.404/76, whatever amount is greater, there having been recorded the abstention of stockholder Fundação Petrobrás de Seguridade Social –PETROS regarding said compensation; 9.2) EXTRAORDINARY SHAREHOLDERS MEETING: 9.2.1) WAIVERS AND REPLACEMENTS ON THE BOARD OF DIRECTORS– a) to become aware of the resignations tendered by Deputy Council members Adriano Sá de Seixas Maia and Victor Manoel Martins Pais; b) to tender votes of thanks and recognition to the resigning Board members for their efforts and the contributions that they have always made to the Company; c) to elect the members to fill out the vacant position as result of the resignation of Mr. Adriano Sá de Seixas Maia, as a deputy member, with a mandate that would match that of the remaining members of the Administrative Council, that is, until the Annual Stockholders Meeting is held, which shall evaluate the accounts of the administrators pertaining to the fiscal year to end on December 31, 2005, and Mr. MARCOS LUIZ ABREU DE LIMA, Brazilian, married, an economist by profession, enrolled in the CPF/MF under no. 042.613.056 -15, bearer of ID Card RG no. M-308.941 SSP-MG, resident and domiciled at Rua Monsenhor Eugênio da Veiga, nº 172, apartamento 402, Ed. Mansão Manoel Andrade, Alto de Itaigara, Salvador/BA, CEP 41815-120. In compliance with the provisions of art. 37, item II of Law 8.934, dated November 18, 1994, the Board member elected herein represents in writing that he is not impeded from carrying out business-related activities or to manage mercantile companies as deriving from criminal sentencing, nor are they prevented by special law or sentenced to bankruptcy, malversation, bribery or subornation, concussion, malfeasance against the popular economy, public faith or property, or any criminal charges that may impede even if temporarily access to public office, pursuant paragraph 1, or art. 147, of Law 6.404, dated December 15, 1976, and to comply with the provisions of Instructions no. 358, dated January 03, 2002 and 367, dated May 29, 2002 by CVM, they have provided representations in writing that have been filed at the headquarters of the Company, after which an annotation was made in the proper book on this date regarding their taking office. As consequence of the changes decided above, the Administrative Council of the Company shall be made up as follows: MEMBERS: PEDRO AUGUSTO RIBEIRO NOVIS – PRESIDENT; ALVARO FERNANDES DA CUNHA FILHO – VICE-PRESIDENT; JOSÉ DE FREITAS MASCARENHAS; LUIZ FERNANDO CIRNE LIMA; NEWTON SERGIO DE SOUZA; ALVARO PEREIRA NOVIS; FRANCISCO TEIXEIRA DE SÁ; KUNIYUKI TERABE; PATRICK HORBACH FAIRON; ANDRÉ TAPAJÓS CUNHA FERNANDO DE CASTRO SÁ, ALTERNATES: RUY LEMOS SAMPAIO; MARCOS LUIZ ABREU DE LIMA; GUILHERME SIMÕES DE ABREU; HILBERTO MASCARENHAS ALVES DA SILVA FILHO; JOSÉ AUGUSTO CARDOSO MENDES; MARCOS WILSON SPYER REZENDE; LÚCIO JOSÉ SANTOS JÚNIOR; EDMUNDO JOSÉ CORREIA AIRES; ROGÉRIO GONÇALVES MATTOS; DEUSDÉDITE FAGUNDES DE BRITO FILHO; POSITION VACANT, there having been recorded the abstention of stockholder Caixa de Previdência dos Funcionários do Banco do Brasil –PREVI in regards to this matter; 9.2.2) OVERALL YEARLY COMPENSATION FOR THE ADMINISTRATORS – until further deliberation, to set the following compensations: a for the members of the Administrative Council the yearly global cap of 1,108,800.00 (one million, one hundred and eight thousand, eight hundred reais); and b) for the members of the Board of Directors the yearly global cap of R$15,681,298.00 (fifteen million, six hundred and eighty-one thousand, two hundred and ninety-eight reais), said amounts to include the benefits and the representation fees envisaged in the header of Art. 152 of Law no. 6.404/76, which shall be individualized by the Administrative Council, pursuant articles 25 and 26, sub-item “h” of the Company By-Laws, there having been recorded the abstention of stockholder Fundação Petrobrás de Seguridade Social – PETROS in regards to this matter; 9.2.3) to approve and to ratify the appointment and the hiring of the specialized company PricewaterhouseCoopers Auditores Independentes described above, represented at the Stockholder’sd Meeting by Mr. Luciano Jorge Moreira Sampaio Júnior, which has been already accomplished by the Company. Mr. Sampaio volunteered to clarify any possible questions that the attending stockholders may have, and said company (i) examined and audited the financial statements both of the Incorporated Company and of the Company; and (ii) that it has evaluated the net assets of the Incorporated Company from the Accounting point of view on the reference date defined for the incorporation, to whit, December 31, 2004 (“Reference Date”), and that it has prepared the respective accounting evaluation report regarding the accounting postings made by the Company; 9.2.4) after examination and discussion to approve the Protocol and the Justification for Incorporation of the Incorporated Company by the Company, executed between the officers of the Incorporated Company and those of the Company, dated February 28, 2005 (“Protocol and Justification”), declaring the purpose, the references and the remaining conditions associated to the incorporation of the Incorporated Company by the Company, said report having been prepared pursuant the provisions of articles 224, 225 and subsequent of Law no. 6.404/76, as well as CVM’s Instruction no. 319/99, said document which, when presented by the Chairman of the Presiding Board and examined by the attendees was initialed by the members of the Presiding Board and filed at the headquarters of the Company, the copy whereof, after having been initialed by the Secretary, shall become an appurtenant of these minutes with the name of Annex I; 9.2.5) after proper examination and discussion, to approve without any caveats the financial statements presented by the Incorporated Company, as well as those of the Company, including the accounting evaluation report regarding the net assets of the Incorporated Company, which have been previously prepared by the specialized company mentioned in item 9.2.3 above, to be included in the accounting postings of the Company, said documents which, when presented by the Chairman of the] Presiding Board, and examined by the attendees were initialed by the members of the Presiding Board and filed at the headquarters of the Company, and the counterparts whereof, and after having been initialed by the Secretary, shall become an appurtenant of these minutes with the name of Annex II (financial statements of the Incorporated Company), Annex III (financial statements of the Company), Annex IV (accounting report by the Incorporated Company). The accounting evaluation report determined on the Reference Date that the net assets of the Incorporated Company were of R$1,340,749,987.88 (one billion, three hundred and forty million, seven hundred and forty-nine thousand, nine hundred and eighty-seven reais and eighty-eight centavos), all of which pursuant Law no. 6.404/76, as well as pursuant Instructions nos. 319/99 and 320/99 issued by CVM; 9.2.6) to approve the incorporation of the Incorporated Company pursuant the terms and conditions set up in the Protocol and the Justification approved in item 9.2.4 above, the Company taking possession of all the assets, entitlements and liabilities that make up the assets of the Incorporated Company, according to the respective accounting evaluation report referred to in item 9.2.5 above, with the subsequent extinguishing in law of the Incorporated Company, it having also been established that the head offices as well as all the other establishments of the Incorporated Company, still existing shall be closed; 9.2.7) to establish that the Capital Stock of the Company shall not be increased as result of the Incorporation operation approved herein, taking into account that the Company is the holder of the entirety of the Capital Stock of the Incorporated company, and consequently, pursuant the Protocol and the Justification of Incorporation, to approve the extinguishing of the capital shares of the Incorporated Company that are the property of the Company, predicated on art. 226, §1 of Law no. 6.404/76; 9.2.8) to record that in compliance with art. 12 of CVM Instruction no. 319/99, the financial statements of the Incorporated Company and those of the Company have been audited by PricewaterhouseCoopers Auditores Independentes, as per the opinions dated February 10, 2005, which, together with Annexes II and III has become an appurtenant to these minutes, pursuant item 9.2.5 above; 9.2.9) to also state that as result of the Incorporation of the Incorporated Company, and its resulting extinction, the Company shall become the legal universal successor to that company as regards all of its entitlements and liabilities, and the Officers of the Company are authorized to carry out all the acts necessary to the implementation of the corporate operation that has been approved herein; 9.2.10) to approve the proposal of the Board of Directors of the Company of the reverse split of the entirety of the shares representing the capital stock of the Company, that is, 90.630.917.955 (ninety billion, six hundred and thirty million, nine hundred and seventeen thousand nine hundred and fifty-five) common shares, at no par value, of which 30.215.024.848 (thirty billion, two hundred and fifteen million, twenty four thousand eight hundred and fourty-eight) common shares, and 60.215.051.485 (sixty billion, two hundred and fifteen million, fifty-one thousand, four hundred and eighty-five) preferred, Class “A” shares, and 200.841.622 (two hundred million, eight hundred and forty-one thousand and six hundred and twenty-two) Class “B” preferred shares, at the rate of 250 (two hundred and fifty) shares of each type and class for each one (1) share of each type and class, the number of shares representing the capital stock of the Company being reduced to 362.523.671 (three hundred and sixty-two million, five hundred and twenty-three thousand, six hundred and seventy-one) shares at no par value, of which 120.860.099 (one hundred and twenty million, eight hundred and sixty thousand and ninety-nine) are common shares, 240.860.206 (two hundred and forty million, eight hundred and sixty thousand and two hundred and six) Class “A” preferred shares, and 803.366 (eight hundred and three thousand and three hundred and sixty-six) are Class “B” preferred shares, the amount of the capital of the Company remaining unchanged; 9.2.11) to establish the following procedures for the implementation of the reverse share split decided herein, which shall be disclosed through publication of the Stockholders Notice, and the Chairman of the Company is hereby authorized to carry out all the actions that may be necessary to effect the reverse split: a) during a time frame of thirty (30) days counted as of April 05, 2005, and to expire on May 04, 2005, inclusive, and the stockholders at their free discretion, and by buying or selling, shall be able to adjust their respective stock positions in blocks made up of 250 (two hundred and fifty) shares of each type and class, either through private negotiations or on the stock exchange, in such a way as to prevent the generation of fractioned shares after their reverse split; b) once the timeframe for the adjustment of positions has been exhausted, that is, May, 04, 2005, eventual share fractions resulting from the reverse split shall be grouped into whole numbers and sold at Bovespa on May 25, 2005, and the amounts obtained from the sale shall be deposited in proportion in the accounts of their holders after the final settlement of the sale as follows: (i) the stockholders the files whereof have been updated at Banco Itáu S.A shall have the amount due them deposited directly into their checking accounts as of June 01, 2005; (ii) the remaining shareholders shall have to present themselves at the Banco Itaú S.A branch office of their choice to receive the respective amounts as of June 01, 2005; (iii) the amount due to the stockholders the shares whereof are being kept by CBLC - Companhia Brasileira de Liquidação e Custódia, shall be credited directly to that company until June 01, 2005, and CBLS shall pass these amounts on to the stockholders through the depositing stock brokerage houses; and regarding those stockholders the whose file is out of date, the amounts due them shall be made available through Banco Itaú S.A as of June 01, 2005; c) the shares shall start being negotiated at the São Paulo Stock Exchange – Bovespa in a reverse split form as of May 16, 2005; 9.2.12) As consequence of the resolutions taken above, the header of art. 4 of the Company By-Laws shall read as follows: “Article 4 – The Capital Stock of the Company is of R$3,402,968,293.84 (three billion, four hundred and two million, nine hundred and sixty-eight thousand, two hundred and ninety-three reais and eighty-four centavos), split up into 362,523,671 (three hundred and sixty-two million, five hundred and twenty-three thousand and six hundred and seventy-one) shares, of which 120,860,099 (one hundred and twenty million, eight hundred and sixty thousand and ninety-nine) are common shares, 240.860.206 (two hundred and forty million, eight hundred and sixty thousand, two hundred and six) are Class “A” preferred shares, and 803.366 (eight hundred and three thousand, three hundred and sixty-six shares) are Class “B” preferred shares. Paragraph 1 - Irrespectively of the statutory path taken, the Company is authorized to increase its Capital Stock up to the limit of 488,000,000 (four hundred and eighty-eight million) shares, of which 175,680,000 (one hundred and seventy-five million, six hundred and eighty thousand) are to be common shares, 307,440,000 (three hundred and seven million, four hundred and forty thousand) are to be Class “A” preferred shares and 4,880,000 (four million, eight hundred and eighty thousand) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”). Paragraph 2 – the ratio previously existing between the number of shares belonging to different classes of preferred shares of the Company may be modified.” 9.2.13) to approve the proposal of the Board of Directors of the company regarding the split of the ADSs of the company, at the ratio of two (2) ADSs for each existing ADS, so as to align the quotation of the ADSs representing preferred, Class “A” shares issued by the Company, negotiated on the New York Stock Exchange (“NYSE”) to the average ADS quotation standard used by Brazilian issuers, by revising the ratio between the ADSs and the preferred Class “A” shares issued by the Company so that at the end of the reverse split operation in Brazil, and the split operation of the ADSs, the ADS program of the Company shall have a ratio of two (2) Class “A” preferred shares for each one (1) ADS, and the Chairman of the Company is authorized to take all the necessary measures to render the split effective. 10 – THE CLOSING: Protests and requests were provided in writing by the attending shareholders, which, after having been received by the Chairman of the Presiding Board, were filed at the headquarters of the Company. There being nothing else to discuss, the Extraordinary Shareholders Meeting was declared closed, and these minutes were drafted, which, after having been read and discussed and found to be in order, were signed by all the attending Shareholders, which made up the necessary quorum to validate the resolutions that were the object of these Annual Shareholder Meetings, and by decision of the aforementioned stockholders, the extraction of the necessary certificates was authorized by the Secretary of the Meeting. Camaçari, Bahía, March 31, 2005. [Signed: (a) Presiding Board: Marcelo André Lajchter –President; Ana Patrícia Soares Nogueira – Secretary; b) Stockholders: Nordeste Química S.A. – Norquisa (p/p Marcelo André Lajchter); ODBPAR Investimentos S.A. (p/p Marcelo André Lajchter); Odebrecht S.A. (p/p Marcelo André Lajchter); Petrobrás Química S.A. – Petroquisa (p/p Roberto Keller Thompson Mello); Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (p/p Jademir de Andrade Camara); Fundação Sistel de Seguridade Social (p/p Jademir de Andrade Camara); Fundação Petrobrás de Seguridade Social – PETROS (p/p Sandro Gomes da Silva); Fundo Fator Sinergia II – FIA (p.p Alexandre Luiz Oliveira de Toledo); Cláudio Ewerton Ferreira Rodarte (p/p Tomás Borges Otoni Neiva); Manoel Ricardo Pires Baeta da Costa (p/p Tomás Borges Otoni Neiva)].

The above matches the original recorded on its own book.

Ana Patrícia Soares Nogueira
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer